EXHIBIT 99.1

Press release dated July 30, 2014 Suncor Energy reports second quarter results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports second quarter results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (operating earnings, cash flow from operations, free cash flow, Oil Sands cash operating costs, and return on capital employed (ROCE)) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations, production and cash operating costs exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (July 30, 2014) - “We continue to generate strong cash flow quarter after quarter,” said Steve Williams, Suncor president and chief executive officer. “In the second quarter, we took advantage of strong upstream pricing to generate $2.4 billion of cash flow from operations. We also reduced our cash operating costs per barrel at Oil Sands operations by 27% from the second quarter of 2013, thanks to a strong ramp up of Firebag production and our commitment to cost management.”

•                 Operating earnings of $1.135 billion ($0.77 per common share) and net earnings of $211 million ($0.14 per common share). Net earnings included after-tax impairment charges of $718 million against the company’s interest in the Joslyn mining project, $297 million against the company’s Libyan assets, and $223 million related to other Oil Sands assets.

•                 Quarterly cash flow from operations of $2.406 billion ($1.64 per common share), and a 66% increase in free cash flow to $3.599 billion for the twelve months ended June 30, 2014, over the prior year period.

•                 Increased production at Firebag, combined with the company’s continued focus on cost management, enabled Suncor to achieve cash operating costs per barrel of $34.10 for Oil Sands operations.

•                 Decision made to scale back certain development activities at the Joslyn mining project, reinforcing Suncor’s disciplined approach to capital allocation and commitment to driving higher returns.

•                 Outlook for 2014 capital expenditures reduced to $6.8 billion from $7.8 billion, demonstrating Suncor’s ongoing commitment to capital discipline.

•                 Suncor’s Board of Directors has approved a dividend of $0.28 per common share, a 22% increase over the previous quarter dividend, reinforcing the company’s commitment and ability to return cash to shareholders.

Financial Results

Suncor Energy Inc. delivered solid financial results in the second quarter of 2014, including operating earnings of $1.135 billion ($0.77 per common share) and cash flow from operations of $2.406 billion ($1.64 per common share), compared to $934 million ($0.62 per common share) and $2.250 billion

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

($1.49 per common share), respectively, in the prior year quarter. Current quarter results were led by increased production at Oil Sands and strong upstream price realizations, partially offset by lower production volumes in Exploration and Production, as well as higher share-based compensation expense and natural gas input costs. For the twelve months ended June 30, 2014, free cash flow increased to $3.599 billion, compared to $2.167 billion for the twelve months ended June 30, 2013.

Net earnings were $211 million ($0.14 per common share) for the second quarter of 2014, compared with net earnings of $680 million ($0.45 per common share) for the prior year quarter. Net earnings for the second quarter of 2014 were negatively impacted by after-tax impairment charges of $718 million on the company’s interest in the Joslyn mining project, $297 million against the company’s Libyan assets, and $223 million in Oil Sands following a review of certain assets that no longer fit with Suncor’s previously revised growth strategies and which could not be repurposed or otherwise deployed. These factors were partially offset by after-tax earnings of $32 million related to a reserves redetermination in the Exploration and Production segment, and the impact of an after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt of $282 million, compared to an after-tax foreign exchange loss of $254 million in the prior year quarter.

Operating Results

“Before we outline our operating results, I want to affirm our ongoing commitment to safety,” said Williams. “I am deeply saddened by the fatalities in the first half of the year. Our entire organization is engaged in improving our safety performance. Safety is our number one value and a critical part of operational excellence.”

Suncor’s current quarterly results continued to benefit from a profitable portfolio comprising nearly 100% crude-oil weighted production, compared to 91% in the prior year quarter. Suncor’s total upstream production was 518,400 barrels of oil equivalent per day (boe/d) in the second quarter of 2014, an increase from 500,100 boe/d in the prior year quarter, reflecting higher production volumes in Oil Sands, partially offset by the sale of the conventional natural gas business and negligible production in Libya.

Production volumes for Oil Sands operations increased to an average of 378,800 barrels per day (bbls/d) in the second quarter of 2014, compared to 276,600 bbls/d in the prior year quarter, primarily due to lower planned and unplanned maintenance in the current year quarter compared to the prior year quarter, which included the impacts of the Upgrader 1 turnaround. Production in the current year quarter included the successful ramp up of Firebag, following the commissioning of the hot bitumen infrastructure assets in the third quarter of 2013. Production in the current year quarter further benefited from strong Firebag infill well performance which was partially offset by planned and unplanned maintenance events in upgrading and extraction, as well as a third-party pipeline outage which decreased takeaway capacity.

Cash operating costs per barrel for Oil Sands operations decreased in the second quarter of 2014 to an average of $34.10/bbl, compared to $46.55/bbl in the prior year quarter, primarily due to higher production volumes. Total cash operating costs remained consistent with the prior year, despite the increase in production and higher natural gas input costs.

Suncor’s share of Syncrude production decreased to 24,300 bbls/d in the second quarter of 2014 from 32,800 bbls/d in the prior year quarter, due primarily to planned and unplanned coker maintenance.

Production volumes for the Exploration and Production segment decreased to 115,300 boe/d in the second quarter of 2014, compared to 190,700 boe/d in the prior year quarter, primarily due to the sale of the company’s conventional natural gas business and negligible production in Libya due to continued political unrest.

During the second quarter of 2014, Refining and Marketing successfully completed a five-week planned maintenance event at the Montreal refinery and a seven-week planned maintenance event at the Edmonton refinery, resulting in a decrease in average refinery utilization to 85% compared to 90% in the prior year quarter.

Strategy Update

The company allocates its capital according to a clear set of priorities: ensuring sustainable and reliable operations, investing in profitable growth and delivering strong returns to shareholders through dividends and share repurchases. In the second quarter of 2014, Suncor delivered value to shareholders through $338 million in dividends ($0.23 per common share) and $271 million in share repurchases, demonstrating the company’s ongoing commitment to deliver cash to shareholders through dividends and value-driven share repurchases.

Further delivering on this commitment, subsequent to the quarter, Suncor’s Board of Directors approved a quarterly dividend of $0.28 per common share, a 22% increase over the previous dividend.

“We continue to focus squarely on profitable growth. This means we’re disciplined with our capital and invest wisely in high-return projects,” said Williams. “This prudent approach and our cash generating ability have enabled us to increase our quarterly dividend to shareholders.”

Investing in Integration and Market Access

Suncor’s solid financial quarter was in part due to further integration and market access initiatives that ramped up in the second quarter of 2014. Refining and Marketing increased rail shipments of inland priced crudes to the Montreal refinery to 36,000 bbls/d in the second quarter of 2014 and continued marine shipments of lower priced crudes from the U.S. Gulf Coast to the Montreal refinery when market conditions were favourable. In July 2014, the company completed the acquisition of a sulphur recovery facility for approximately $120 million that will be integrated into the Montreal refinery operations and is expected to secure the refinery’s long-term sulphur recovery needs.

The company also continued to transport crude on TransCanada’s Gulf Coast pipeline which has provided more than 70,000 bbls/d of increased access to U.S. Gulf Coast pricing for both light and heavy crudes. The company’s integrated model and strong market access position resulted in Suncor capturing global-based pricing on volumes equivalent to nearly 100% of its upstream production in the second quarter of 2014.

Oil Sands Operations

Suncor continues to focus on investments in its tailings management and water management strategies. As part of the water management strategy, Suncor commissioned a water treatment plant in the second quarter of 2014, which is expected to increase the reuse and recycling of waste water and reduce freshwater withdrawal. During the second quarter of 2014, Suncor, along with five other project partners, also approved the construction of a Water Technology Development Centre (WTDC) scheduled to become operational in early 2017. The WTDC will connect to Suncor’s Firebag operations, providing an environment to test water treatment and recycling technologies without affecting production at the in situ facility.

The company reached a milestone in the second quarter by achieving first steam on the well pads associated with the MacKay River facility debottleneck project, with first oil expected in the third quarter of 2014. The debottleneck project is intended to increase production capacity by approximately 20%, for total capacity of 38,000 bbls/d by the end of 2015. Suncor also continues to work towards a 2014 sanction decision on the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d. In addition, Suncor continues to advance further debottlenecking initiatives in logistics infrastructure and at the Firebag facilities.

Oil Sands Ventures

Fort Hills mining project activities continue to focus on detailed engineering, procurement and the ramp up of field construction activities. Detailed engineering work was approximately 40% complete by the end of the second quarter. Key construction activities during the quarter included foundation concrete pours and commencing with construction of primary extraction separation cells. The project is expected to provide Suncor with approximately 73,000 bbls/d of bitumen, with first oil expected in the fourth quarter of 2017 and reaching 90% of its planned capacity within twelve months thereafter.

In May 2014, Total E&P Canada Ltd. (Total E&P), the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the project development plan. As a result of Suncor’s assessment of expected future net cashflows and the uncertainty of the project, including the timing of the development plans, Suncor recorded an after-tax charge to net earnings of $718 million against its interest in the project. Suncor continues to believe that Joslyn is a quality resource with development potential given the right design and execution strategy and continues to work with Total E&P and the other co-owners to explore ways to further optimize the project development plan.

Exploration and Production

A significant milestone was reached at the Golden Eagle project in the second quarter with the successful installation of key offshore facilities. Drilling activities continued in the quarter, and the project remains on track to achieve first oil in late 2014 or early 2015. At the Hebron project, construction of the gravity-based structure and topsides continued in the second quarter of 2014, with the project expected to achieve first oil in 2017. In addition, the company signed a farm-in agreement with Shell Canada to acquire a 20% interest in a deepwater exploration opportunity in the Shelburne Basin, offshore Nova Scotia.

The company has a number of extension projects in East Coast Canada, which leverage existing facilities and infrastructure. Following the completion of subsea installation for the Hibernia Southern Extension Unit in 2013, drilling activities continued in the second quarter of 2014. The second phase of the South White Rose Extension project continued in the second quarter of 2014. The Hibernia Southern Extension Unit and South White Rose Extension projects are expected to increase overall production starting in 2015 and extend the productive life of the existing fields. A funding decision for further development of the Ben Nevis-Avalon reservoir at Hibernia is expected in the third quarter of 2014. A sanction decision for further expansion into the West White Rose field is targeted for late 2014.

Political unrest that impacted the Libyan export terminal operations in the second half of 2013 continued into the first half of 2014. In July 2014, the last two affected terminals were reopened and the Libya National Oil Company announced the lifting of force majeure on oil exports from these terminals. However, the region remains volatile and the timing of oil sales and the company’s ability to return to normal production levels remains uncertain. As a result, Suncor recorded an after-tax charge to net earnings of $297 million against its assets in Libya.

Operating Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013
Net earnings	211	680	1 696	1 774
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(282)	254	26	400
Impairments(2)	1 238	—	1 238	—
Reserves redetermination(3)	(32)	—	(32)	—
Net impact of not proceeding with the Voyageur upgrader project(4)	—	—	—	127
Operating earnings(1)	1 135	934	2 928	2 301

(1)         Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated July 30, 2014 (the “MD&A”).

(2)         Reflects the after-tax impairment charges of $718 million on the company’s interest in the Joslyn mining project, $297 million against the company’s Libyan assets, and $223 million related to certain assets in the Oil Sands segment following a review of repurpose options due to previously revised growth strategies.

(3)         Reflects the reserves redetermination of 1.2 million barrels of oil receivable related to an interest in a Norwegian asset that Suncor previously owned.

(4)         Represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

Corporate Guidance

Suncor has updated its 2014 corporate guidance previously issued on April 28, 2014. The key changes to the company’s guidance are presented below:

•                 The outlook for capital expenditures has been lowered from $7.8 billion to $6.8 billion, consistent with the company’s ongoing commitment to capital discipline. The forecasted capital reduction includes deferred spending on pre-sanction growth projects to optimize project economics, cancellation of sustaining capital projects that are not critical for safe and reliable operations, delays in offshore exploratory drilling programs, and suspension of activities in Libya.

Capital Expenditures(1)(2)

	2014 Full Year Outlook April 28, 2014			2014 Full Year Outlook Revised July 30, 2014
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total
Oil Sands	2 525	1 925	4 450	2 235	1 610	3 845
Oil Sands operations	2 270	580	2 850	1 995	320	2 315
Oil Sands ventures	255	1 345	1 600	240	1 290	1 530
Exploration and Production	120	1 880	2 000	65	1 675	1 740
Refining and Marketing	740	220	960	770	190	960
Corporate, Energy Trading and Eliminations	185	205	390	130	125	255
	3 570	4 230	7 800	3 200	3 600	6 800

(1)         Capital expenditures exclude capitalized interest of $400 million to $500 million and exclude the Montreal refinery’s acquisition of the sulphur recovery facility (approximately $120 million) which closed in July 2014.

(2)         For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of the MD&A.

•                 The range for current income taxes has been adjusted to $2.2 billion-$2.7 billion from $1.7 billion-$2.3 billion and the range for Oil Sands Crown royalty rates has been adjusted to 5%-8% from 4%-7%, primarily due to observed price realizations for the year to date and assumptions for the second half of 2014.

•                 Due to observed commodity prices for the year to date, the following commodity price assumptions have been adjusted for the remainder of 2014: Brent, Sullom Voe from US$100.00/bbl previously to US$105.00/bbl; West Texas Intermediate crude oil at Cushing from US$93.00/bbl previously to US$98.00/bbl; and Western Canadian Select at Hardisty from US$70.00/bbl previously to US$75.00/bbl.

For further details and advisories regarding Suncor’s 2014 revised corporate guidance, see suncor.com/guidance.

Normal Course Issuer Bid

Subsequent to June 30, 2014, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor of its intention to renew its normal course issuer bid (the NCIB) to continue to purchase shares under its previously announced buyback program through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may purchase for cancellation up to approximately $1.1 billion worth of its common shares beginning August 5, 2014 and ending August 4, 2015.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. Between July 23, 2013 and July 23, 2014, and pursuant to Suncor’s previously announced normal course issuer bids, Suncor successfully completed the purchase of approximately $1.7 billion worth of its common shares (44,877,773), at a weighted average price of $37.85 per common share. As at July 23, 2014, Suncor had 1,465,260,522 common shares issued and outstanding. Pursuant to the NCIB, Suncor has agreed that it will not purchase more than 44,045,388 common shares, which is equal to approximately 3% of Suncor’s issued and outstanding common shares.

Subject to the ‘block purchase exemption’ that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (604,298) of the average daily trading volume of Suncor’s common shares on the TSX during any trading day. In the future, Suncor may enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB.

Amendments and Additions to By-laws, including Advance Notice

In order to meet recommended good governance practices, Suncor’s Board of Directors (the Board) has approved an amendment to Suncor’s general operating by-law (By-Law No. 1) to: (i) change the quorum for shareholder meetings to 25% from 10%; and (ii) remove the casting vote previously granted to the Chair of directors’ and shareholders’ meetings.

In addition, the Board has approved an advance notice by-law (By-Law No. 2) for Suncor. Among other things, By-Law No. 2 fixes a deadline by which shareholders must submit a notice of director nominations to Suncor prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid. Advance notice by-laws benefit shareholders by facilitating an orderly and efficient meeting process, ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees. This allows Suncor and shareholders to evaluate each nominee’s qualifications and suitability as a director of Suncor so shareholders can cast an informed vote.

The amended By-Law No. 1 and By-Law No. 2 are effective immediately, subject to confirmation and ratification by the shareholders. At the next meeting of shareholders of Suncor, shareholders will be asked to confirm and ratify the amended By-Law No. 1 and By-Law No.2. The full text of each of the amended By-Law No. 1 and By-Law No. 2 have been filed under Suncor’s profile at sedar.com, and posted on Suncor’s website at suncor.com.

Measurement Conversions

Certain crude oil and natural gas liquids volumes in this report to shareholders have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. See the Measurement Conversions section of the MD&A.

Non-GAAP Financial Measures

Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A. Cash flow from operations, free cash flow and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.

These non-GAAP financial measures are included because management uses this information to analyze operating performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to: the company’s capital allocation plans and its anticipated capital spend of $6.8 billion; Suncor’s expected range of current income taxes and Oil Sands Crown royalty rates; Suncor’s discipline with its capital and its goal of investing wisely in high-return projects; the sulphur recovery facility acquired by Suncor is expected to be integrated into the Montreal refinery operations and secure the refinery’s long-term sulphur recovery needs; the water treatment plant which was commissioned in the second quarter of 2014, which is expected to increase the reuse and recycling of waste water and reduce freshwater withdrawal; the expectation that the Water Technology Development Centre will become operational in early 2017 and will connect to our Firebag operations, providing an environment to test water treatment and recycling technologies without affecting production at the in situ facility; the debottleneck project at the MacKay River facilities is expected to increase production capacity by approximately 20% by the end of 2015 for a total capacity of 38,000 bbls/d, with first oil expected in the third quarter of 2014; the company expects to continue to work towards a 2014 sanction decision of the MacKay River expansion project, which is targeted to have an initial design capacity of approximately 20,000 bbls/d; the expectation that the Fort Hills project will provide Suncor with approximately 73,000 bbls/d of bitumen, with first oil expected in the fourth quarter of 2017 and reaching 90% of its planned capacity within twelve months thereafter; the company’s goal of further optimizing the Joslyn project development plan at the Joslyn mining project; Suncor’s belief that Joslyn is a quality resource with development potential given the right design and execution strategy; the Golden Eagle project is expected to achieve first oil in late 2014 or early 2015; the Hebron project is expected to achieve first oil in 2017; the Hibernia Southern Extension Unit and South White Rose Extension projects are expected to increase the overall production starting in 2015 and extend the productive life of the existing fields; a funding decision for further development of the Ben-Nevis Avalon reservoir at Hibernia is expected in the third quarter of 2014; the South White Rose Extension project is expected to be completed in the third quarter of 2014; a sanction decision for further expansion into the western portion of the White Rose field is targeted for late 2014;  and the impairments calculated in connection with the Joslyn mining project, certain of Suncor’s Oil Sands assets and Suncor’s Libyan operations.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the Notice of Reassessment received by Suncor from the Canada Revenue Agency relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result, and (ii) Suncor may be required to post cash instead of security in relation to the Notice of Reassessment; and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

The MD&A and Suncor’s Annual Information, Form 40-F and Annual Report to Shareholders, each dated February 28, 2014, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to

info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

A full copy of Suncor’s second quarter 2014 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor’s second quarter results, visit suncor.com/webcasts.

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